# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rent the Runway, Inc., CIK 0001468327
CUSIP: 76010Y202
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 10 Jay Street, Brooklyn, New York (NY), 11201
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001512988

## Reporting persons
- Bain Capital Venture Fund 2009, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BCIP Venture Associates: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BCIP Venture Associates-B: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Rent the Runway, Inc.
Address of issuer's principal executive offices: 10 Jay Street, Brooklyn, New York 11201.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Bain Capital Venture Fund 2009, L.P., a Delaware limited partnership ("BCV Fund 2009"), BCIP Venture Associates, a Delaware limited partnership ("BCIP Venture"), and BCIP Venture Associates-B, a Delaware limited partnership ("BCIP Venture-B" and, together with BCV Fund 2009 and BCIP Venture, the "Reporting Persons").

Bain Capital Venture Investors, LLC, a Delaware limited liability company ("BCVI"), is the general partner of Bain Capital Venture Partners 2009, L.P., a Delaware limited partnership ("BCV Partners 2009"), which is the general partner of BCV Fund 2009.

Boylston Coinvestors, LLC, a Delaware limited liability company ("Boylston" and, together with the Reporting Persons, BCVI and BCV Partners 2009, the "Bain Capital Venture Entities"), is the managing partner of each of BCIP Venture and BCIP Venture-B.

The governance, investment strategy and decision-making process with respect to the investments held by the Reporting Persons is directed by the Executive Committee of BCVI, which consists of Enrique Salem and Ajay Agarwal.

As a result, each of BCVI and Messrs. Salem and Agarwal may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 17, 2026, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.
Address of principal business office or, if none, residence: The principal business address for each of the Bain Capital Venture Entities and Messrs. Salem and Agarwal is 200 Clarendon Street, Boston, Massachusetts 02116.
Citizenship: See Item 2(a) hereof.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons did not beneficially own any shares of Common Stock as of the close of business on December 31, 2025.
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bain Capital Venture Fund 2009, L.P.: /s/ Scott Friend, Scott Friend, Partner of Bain Capital Venture Investors, LLC (02/17/2026)
- BCIP Venture Associates: /s/ Scott Friend, Scott Friend, Authorized Signatory of Boylston Coinvestors, LLC (02/17/2026)
- BCIP Venture Associates-B: /s/ Scott Friend, Scott Friend, Authorized Signatory of Boylston Coinvestors, LLC (02/17/2026)